Exhibit 99.1

Akari Therapeutics Announces Resignation of CEO

-	Executive Chairman to Continue to Fulfill Interim CEO Duties as Board Commences Executive Search

-	Data Correction for Fifth Patient in Phase 2 PNH Trial for Coversin

NEW YORK and LONDON, May 30, 2017 (GLOBE NEWSWIRE) -- Akari Therapeutics (NASDAQ: AKTX), an emerging growth, clinical-stage biopharmaceutical company, today announced the resignation of Gur Roshwalb, the Company’s Chief Executive Officer, and correction to fifth patient data in the Company’s press release issued on April 24, 2017 (the “Release”).

As previously reported by the Company, its Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of Company personnel with the report issued by Edison Investment Research Ltd. (“Edison”) on April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”), which was later retracted. Edison was retained by the Company to produce research reports about the Company. While that review was pending, Dr. Gur Roshwalb, the Company’s Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence.

Following that review, the Company determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of the Company’s Board of Directors, effective immediately. The Company has commenced an executive search to identify a replacement chief executive officer and in the interim, Dr. Ray Prudo will continue to act as the Company’s chief executive officer.

In addition, the Company has determined following that review that the previously reported interim analysis of the Company’s ongoing Phase 2 PNH trial of Coversin (the “Interim Phase 2 Results”), as stated in the Release, was inaccurate with respect to one of five patients for whom information was provided in the Release. The Release stated that the “fifth patient with an LDH of 3.7 X ULN at baseline achieved the primary endpoint at day 14, but was withdrawn from the trial at day 43 due to a suspected co-morbidity unrelated to treatment, which would have excluded the patient from the trial protocol. While on Coversin, the patient met the primary endpoint (day 14), and achieved and maintained a CH50 <LLQ (day 1) but clinical response fluctuated and did not stabilize. After withdrawal, the patient switched to eculizumab. On eculizumab, LDH decreased to below 1.5X ULN and the patient experienced other clinical complications.” The Company has found that the fifth patient, who was withdrawn from the trial at day 43 due to a suspected co-morbidity unrelated to treatment, did not meet the primary endpoint.

The Company expects to release additional results with respect to the four continuing patients in the Phase 2 PNH trial of Coversin in approximately four weeks.

The Company and individuals it may be required to indemnify may be subject to governmental investigations and proceedings in connection with the Edison Report and the Release. On May 12, 2017, a putative class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer. In addition, on May 19, 2017, a putative class action captioned Sherli Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03783) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer. The plaintiffs in both class actions asserted claims alleging federal securities laws violations relating primarily to the Company’s press release issued on April 27, 2017 stating that investors should not rely on the Edison Report. The purported class covers the period from March 30, 2017 to May 11, 2017. The actions seek unspecified damages and costs and fees. At present, no summons has been served on the Company in either action. If served, the Company intends to vigorously defend itself against these lawsuits.  The Company is unable at this time to predict the timing or outcome of those or any other lawsuits that may be commenced in relation to the matters discussed herein or otherwise. Nor is the Company able to predict whether any governmental authorities will institute investigations or proceedings in relation to these matters, or the impact, if any, of any of the foregoing on the Company’s business, operations, cash flows and/or financial condition. The Company voluntarily reported the special committee’s investigation to the Securities and Exchange Commission.

About Akari Therapeutics Plc

Akari is a clinical-stage biopharmaceutical company focused on the development and commercialization of life-transforming treatments for a range of rare and orphan autoimmune and inflammatory diseases caused by dysregulation of complement C5 and Leukotriene B4 (LTB4), including paroxysmal nocturnal hemoglobinuria (“PNH”), atypical Hemolytic Uremic Syndrome (“aHUS”), and Guillain Barré syndrome (“GBS”). Akari’s lead product candidate, Coversin™ complement inhibitor, a second-generation complement inhibitor, acts on complement component-C5, preventing the release of C5a and the formation of C5b–9 (also known as the membrane attack complex or MAC), and independently also inhibits LTB4 activity. C5 inhibition is growing in importance in a range of rare autoimmune diseases related to dysregulation of the complement component of the immune system, including PNH, aHUS, and GBS. Exploiting the power of nature, Akari is also developing other tick derived proteins and expects to bring additional compounds to clinical trials over the next several years. The pipeline is focused on developing bioengineered versions of native tick salivary proteins that act as anti-inflammatory compounds allowing the tick to remain on its host. These compounds include PGP sparing LTB4 inhibitors, classical and alternative complement inhibitors, anti-histamines, and serotonin inhibitors as examples. Akari is also developing engineered forms that allow for potential oral absorption, as, for example, a potential orally absorbed C5 inhibitor, and tissue specific proteins, as, for example, Coversin™ that acts specifically at the neuromuscular junction for diseases like myasthenia gravis.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; our inability to obtain additional capital on acceptable terms, or at all; unexpected cost increases and pricing pressures; uncertainties of cash flows and inability to meet working capital needs; and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed on March 31, 2017. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

Contact:

Investor Contact:

The Trout Group

Lee Stern

lstern@troutgroup.com

646–378–2922

Media Contact:

Susan Forman / Laura Radocaj

Dian Griesel Int’l.

(212) 825-3210